Mail Stop 0306


March 10, 2005


Via U.S. Mail and Facsimile to (651) 638-0477

Scott P. Youngstrom
Chief Financial Officer
Compex Technologies, Inc.
1811 Old Highway 8
New Brighton, MN 55112


	Re:	Compex Technologies, Inc.
		Form 10-K for Fiscal Year Ended June 30, 2004
Forms 10-Q for Fiscal Quarters ended September 30, 2004, and
December
31, 2004
      File No. 000-09407

Dear Mr. Youngstown:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do no intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the Fiscal Year Ended June 30, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 21

Comparison of Year Ended June 30, 2004 to Year Ended June 30, 2003
-
Page 23

1. We see that your earnings for fiscal 2004 significantly benefited from "resolution of various outstanding tax issues." In future filings please make more specific disclosure about this matter. You should provide some discussion about the nature of the tax issues resolved, including disclosure about why the timing of the benefit is appropriate.

2. With respect to accruals for income contingencies, paragraph 9 of
FAS 5 states that disclosure of the nature of a contingency accrual and, in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading. The notes to financial statements should include a reasonably transparent description of the nature of any accruals for income tax contingencies. As well, disclosures about any material amounts should also reflect the requirements of paragraphs 13 and 14 of SOP
94-6. We are aware, for instance, that multinational companies often have material accruals for transfer pricing and other cross-border exposures. Expand your disclosures in future filings or tell us how your disclosures about tax contingencies comply with GAAP.

Item 8. Financial Statements - Page 28

1. Summary of Significant Accounting Policies - Page 34

Revenue Recognition and Provisions for Credit Allowances and
Returns
- Page 34

3. With respect to the domestic medical business you state that many insurance providers reimburse you at rates which differ from your invoiced rates and that the nature of receivables within the insurance industry results in long collection cycles. We also see the significance of the activity in the credit reserve account as set forth in the Valuation and Qualifying accounts schedule. SAB 104 requires that the sales price be fixed or determinable and that collectibility be reasonably assured before revenue is considered realized and earned. Considering these factors, please tell us how recognizing revenue at the point of shipment or at the time of prescription complies with SAB 104. That is, tell us more about why you believe the sales price is subject to reasonable estimation at the time of prescription or shipment.


4. Unless insignificant in amount, please expand future filings to also address rental revenues and costs.

5. With respect to sales in Europe and international markets, please expand future filings to describe how you estimate sales allowances and returns. Also describe the nature and extent of any significant uncertainties associated with those estimates.

2. Business Acquisition - Page 40

6. We see that you acquired Filsport Assistance S.r.l. on July 3, 2003. For material business combinations, please ensure that future filings include the primary reasons for the acquisitions, including a description of the factors that contributed to a purchase price resulting in the recognition of goodwill. Refer to paragraph 51b to
FAS 141.

Item 9A. Controls and Procedures - Page 48

7. We see disclosure that management has concluded that disclosure controls and procedures are effective "in timely alerting them to the material information relating to us required to be included in the
reports we file or submit under the Exchange Act."   Please revise
future filings to delete the language after the word "effective." Alternatively, please revise future filings so that the language appearing after the word "effective" is substantially similar to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Schedule II - Valuation and Qualifying Accounts

8. With respect to the "Additions" column, please revise future filings to clarify amounts recorded as sales allowances (reduction of revenue) versus bad debt expense. Please also further clarify the nature of the "Deductions." Are these charges against the reserve for uncollected amounts or are "reversals" also included in those totals?

Form 10-Q for the Fiscal Quarters Ended December 31, 2004

Item 4. Controls and Procedures - Page 20

9. We see that management concluded that disclosure controls and procedures are "effective to ensure that information [you] are required to disclose in the reports that [you] file or submit under the Securities Exchange Act of 1934 are recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission rules and forms." Please revise future filings to clarify, if true, that your officers concluded that disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).


* * * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.








      You may contact Kevin Kuhar, Staff Accountant, at (202) 824-5579 or me at (202) 942-2862 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Branch Chief, at
(202) 942-1791.



							Sincerely,



							Gary Todd
							Reviewing Accountant
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Mr. Scott P. Youngstrom
Compex Technologies, Inc.
March 10, 2005
Page 1